epic OIL & GAS LTD.

02034822

SUPPL

May 27, 2002

US Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC
20549

SEC MAIL PROCESSING
RECEIVED
JUN 11 2002
WASH, D.C. 165 SECTION

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Epic Oil & Gas Ltd. File No: 82-5045

Please find attached all information required by you in connection with maintaining a current status to this file.

We thank you for your attention to this matter.

Yours truly,

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Bernadette Race
Administration

Encl:

Ste. 204, 5405 – 12th Avenue, Delta, B.C. V4M 2B2 T: 604.943.9414 F: 604.943.0716
Email: info@epic-eas.com

epic OIL & GAS LTD.

May 27, 2002

British Columbia Securities Commission
PO Box 10142
Pacific Centre,
701 W. Georgia Street
Vancouver, B.C.
V7Y lL2

Attention: Records

Dear Sirs:

Re: Epic Oil and Gas Ltd. (the "Company")
Employee and Director Stock Options

As required, the Company would like to bring the British Columbia Securities Commission up to date as to the status of Employee and Director Stock Options as at May 27, 2002.

OPTIONS GRANTED BY THE COMPANY AND ACCEPTED FOR FILING BY THE CDNX.

Optionee	Date of Grant	No. of Shares	Exercise Price	Expiry Date
R. Malcolm (Director)	May 12, 2000	200,000	$0.15	May 12/05
C. Hartzler (Director)	May 12, 2000	200,000	$0.15	May 12/05
B. Race (employee)	May 12, 2000	70,000	$0.15	May 12/05
Marilyn Rafter (employee option)	May 12, 2000	20,000	$0.15	May 12/05
Alan Bernstein (employee option)	May 12, 2000	100,000	$0.15	May 12/05
Steve Pappajohn (consultant option)	July 12, 2000	50,000	$0.10	July 12/ 05
Bob Bereskin (consultant option)	July 12, 2000	50,000	$0.10	July 12/05
Alan Bernstein	Mar 13,2001	100,000	$0.10	March 13/06

(employee option)				
Jim Britton	Mar 13,2001	100,000	$0.10	March 13/06
(employee option)				
Curtis Hartzler	Mar 13,2001	44,000	$0.10	March 13/06
(employee option				
Curtis Hartzler	July 23, 2001	15,000	$0.10	July 23, 2006
(employee option)				
Michael Hopley	Jan 31/02	227,273	$0.11	Jan 31/07
(employee option)				
Damien Reynolds	Jan 31/02	200,000	$0.11	Jan 31/07
(employee option)				
Marilyn Rafter	Jan 31/02	50,000	$0.11	Jan 31/07
(employee option)				

OPTIONS GRANTED BY THE COMPANY BUT NOT YET APPROVED BY THE VANCOUVER STOCK EXCHANGE:

NIL

OPTIONS EXPIRED: NIL

Michael Hopley	Jan 14/00	403,300	$0.11	Jan 14/02
(employee option)				
Damien Reynolds	Jan 14/00	200,000	$0.11	Jan 14/02
(employee option)				
Marilyn Rafter	Jan 24/00	50,000	$0.12	Jan 24/02
(employee option)				
Joseph Charland	Feb 25/00	75,000	$0.16	Feb 25/02
(Consultant option)				
Dave Petersen	May 12, 2000	50,000	$0.15	May 12/02
(employee option)				

OPTIONS EXERCISED:

Curtis Hartzler	Mar 13,2001	41,000	$0.10	Mar 13/06
(employee option				
Michael Hopley	Jan 31/02	272,727	$0.11	Jan 31/07
(employee option)				

OPTIONS CANCELLED:

Please update your records accordingly.

Yours truly,

Bernadette Race

cc: CDNX
SOBCSC

epic OIL & GAS LTD.

NEWS RELEASE

TRADING SYMBOL: EAS
DATE: January 31th, 2002

AEC Pays Rival "Success Fee"

Epic Oil and Gas Ltd. ("Epic") announces that its U.S. subsidiary Rival Resources, Inc. ("Rival") has received US$46,000 from AEC Storage and Hub Services Inc. ("AEC"). This money is a settlement of a "Success Fee" which was part of an agreement that was recently terminated by AEC on the Birch Bay Gas Storage Project in northwest Washington State.

This money will be used by Rival to fund ongoing work on its natural gas exploration program in the Bellingham Basin, also in northwest Washington State. Rival staff and consultants are currently completing work on a technical report and leasing program. This work is leading to the drilling of 2 to 4 shallow wells in the upcoming months.

Epic also announces that, subject to regulatory approval, it has granted options to acquire 750,000 common shares in the capital of the company to members of the Company's management team at the exercise price of $0.11. These grants replace options that have been exercised and/or expired.

For further information please call our toll free number 1-888-943-9414 and visit Epic's webpage at www.epic-eas.com.

On behalf of the Board of Directors,

Epic Oil and Gas Ltd.

"Michael J. Hopley"
President

EPIC OIL & GAS LTD.

PRESS RELEASE - FOR IMMEDIATE RELEASE

Epic Oil and Gas Ltd. Retains Renmark Financial Communications as its Investor Relations Service Company

VANCOUVER, March 12, 2002 – Epic Oil and Gas Ltd. ("Epic") (CDNX : EAS), announces that it has retained the services of Renmark Financial Communications to handle its investor relations.

"We are proud to announce that we have selected Renmark to strengthen Epic's profile amongst the financial community. We believe that, thanks to its well tried investor relations strategies and methodology, Renmark will enhance the Company's visibility," declared Michael Hopley, President of Epic Oil and Gas Ltd.

In consideration of the services to be provided, Epic Oil and Gas Ltd. has agreed to pay a monthly retainer to Renmark in the amount of Cdn $5,000 for a period of one year. This agreement is subject to approval from regulatory authorities.

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED THIS NEWS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS INFORMATION.

For more information, please contact:

Epic Oil and Gas Ltd.
Micheal Hopley, President
Tel: 1-888-943-9414
info@epic-eas.com
www.epic-eas.com

Renmark Financial Communications Inc.
Neil Murray-Lyon, nmurraylyon@renmarkfinancial.com
Michael Small, msmall@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com

epic OIL & GAS LTD.

Epic Oil and Gas Ltd. Extends Warrants

VANCOUVER, April 2, 2002 – Epic Oil and Gas Ltd. ("Epic") (CDNX : EAS), announces that, subject to regulatory approval, it will extend the expiration date of the $0.15 warrants to August 1, 2002. These warrants were part of a private placement financing completed by Epic last October.

Epic management has chosen to extend the warrant date as the leasing program, part of the company's natural gas exploration program in the Bellingham Basin of Northwest Washington State, is taking longer than anticipated. A four well drilling program originally planned for the first quarter of this year will not be able to start until early summer. However, significant progress has been achieved over the past few months; in particular the completion of geotechnical surveys with encouraging results and completion and delivery of a full summary report of the project to the company's joint venture partner. This report recommends the drilling of seven shallow wells on specific targets within the basin.

For more information, please contact:

Epic Oil and Gas Ltd.
Michael Hopley, President
Tel: 1-888-943-9414
info@epic-eas.com
www.epic-eas.com

Renmark Financial Communications Inc.
Neil Murray-Lyon, nmurraylyon@renmarkfinancial.com
Michael Small, msmall@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com

OIL & GAS LTD.

Rival Resources, Inc. Submits Pre-Application to U.S. Department of Energy with Golder Associates Inc.

VANCOUVER, April 16, 2002 – Rival Resources, Inc. (Rival) a wholly owned subsidiary of Epic Oil and Gas Ltd. (Epic) (CDNX : EAS), announces that it has jointly submitted, with Golder Associates Inc. (Golder) of Seattle, a Pre-Application to the US Department of Energy (DOE) for grant funds of US$500,000. These funds would be used to develop carbon dioxide sequestration technology on leases held by Rival in the Bellingham Basin of Northwest Washington State in order to decrease carbon dioxide in the atmosphere and use methane for clean burning electrical power generation.

The proposal is entitled "Technologies for an Integrated Carbon Dioxide Sequestration – Electrical Generation System". The program includes the drilling of a well that would be used for pilot scale injection of carbon dioxide and methane recovery. The object of the program is to develop and demonstrate technologies that will permanently bury significant volumes of carbon dioxide while simultaneously displacing methane gases from the coal seams underlying leases held by Rival. This methane would be used for clean burning electrical power generation. The total cost of this test project is estimated to be US$700,000 that is comprised of the US$500,000 grant plus US$200,000 from Rival.

Golder is one of the largest engineering and environmental consulting companies in the world with over 2,700 employees and 80 offices world-wide. Golder is a pioneer in certain oil and gas reservoir modelling techniques and has a long successful history working with the DOE.

Due to concerns over global warming caused by the build-up of greenhouse gases in the atmosphere there is a global movement to reduce industrial carbon dioxide emissions. Epic believes that the sequestration of carbon dioxide into coalbeds with the associated methane production and carbon credit system will become a very significant industry in the near future and would see the company as being a major participant in this industry.

In other news, regulatory approval has been received for the extention of Epic's $0.15 warrants previously announced on April 2, 2001.

For more information, please contact:

Epic Oil and Gas Ltd.
Michael Hopley, President
Tel: 1-888-943-9414
info@epic-eas.com
www.epic-eas.com
Renmark Financial Communications Inc.
Neil Murray-Lyon, nmurraylyon@renmarkfinancial.com
Michael Small, msmall@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com

epic OIL & GAS LTD.

PRESS RELEASE FOR IMMEDIATE RELEASE

Epic Oil and Gas Ltd. Signs Agreement to Purchase Blue Parrot Resources Inc.

VANCOUVER, April 24, 2002 – Epic Oil and Gas Ltd. (Epic) (TSX VENTURE: EAS), is pleased to announce that it has reached an agreement in principle to purchase Blue Parrot Resources Inc., (Blue Parrot). Blue Parrot is a private Alberta oil and gas company based in Calgary and has a 98.97% working interest in twelve producing wells in the Bonnie Glenn Cardium "A" pool in central Alberta with current production of approximately 170 barrels of oil equivalent per day. Management is of the view that potential exists to increase production of the Bonnie Glen property by the drilling of a number of in-fill wells.

This arm's length acquisition is expected to place Epic in a stronger financial position and provide cash flow to pursue its shallow gas and coalbed methane exploration program as well as the development of carbon dioxide sequestration technology in the Bellingham Basin of northwest Washington State.

The terms of the agreement are that Epic will purchase all the outstanding shares of Blue Parrot for Cdn $10,336,584 by issuing 86,138,208 shares of Epic. On a fully diluted basis Epic shareholders are expected to own 22% of the new company. Upon completion of the purchase Michael Hopley, Damien Reynolds and Robert T. Malcolm, Q.C. will resign their positions as officers and directors of Epic and the following nominees of Blue Parrot will be proposed as directors of Epic: William Elligson, Paul Patton and Clarissa Zinger all of whom are current officers and directors of Blue Parrot.

BILL ELLIGSON President & Director

Mr. Elligson is an independent businessman, former President of Red Raven Resources Inc., a publicly traded Alberta Company and former Vice-President and Director of Kiseki Technology Inc., a private international, integrated, biotechnology firm. Prior to his involvement with Kiseki he was President of Bito Energy Services Inc., a private specialized petroleum industry service business utilizing micro-organism technology with direct wellhead service in northern Alberta and British Columbia. In addition, Mr. Elligson is a former Branch Manager with Canadian Imperial Bank of Commerce and Canada Trust Company as well as several other Officer, Director and Management positions in various businesses. He is also a former Chairman of an Alberta Economic

Development Commission and President of an Alberta Chamber of Commerce.

PAUL PATTON. P Geol. Secretary Treasurer & Director

Mr. Patton is a Geologist (P. Geol) with more than 18 years of experience in the oil and gas industry. He has worked as a senior exploration geologist with several major and intermediate oil and gas companies, including Shell Canada Resources Inc., Petro Canada Oil and Gas, Home Oil Ltd. and Omega Hydrocarbons Ltd. Mr. Patton has also worked internationally, in the USA with Cavell Energy Ltd., in Libya with Waha Oil and Gas Ltd. and as a consultant in the South Pacific. Mr. Patton currently sits on the board of Rise Energy Inc., an Alberta public oil and gas company listed on the TSX Venture Exchange and on the boards of two private Alberta oil and gas companies. He brings professional and managerial experience to the board, and has a broad range of operational experience, including evaluations, dispositions, exploration and exploitation experience.

CLARISSA ZINGER, Director

Clarissa Zinger is a Management Executive with Hewlett Packard in the position of Channel Business Manager Software Division for Western Canada. She is also the former International Business Development Manager of Inacom Information Systems, a Fortune 500 IT Services company with annual revenue of 6+ Billion Dollars. Earlier positions include Account Manager with GE Capital IT Solutions in Vancouver and a Bio-Tech Representative with Kiseki Wastewater Inc., a subsidiary of Kiseki Technology Inc.

Curtis Hartzler and Alan Bernstein will remain as directors of the company. Michael Hopley has agreed to provide consulting services to Epic for a six-month period following the transaction.

As part of the transaction, the issued and outstanding options of Epic will be amended to extend the period within which they may be exercised after termination (from 30 to 60 days).

Closing of the proposed transaction between Epic and Blue Parrot is presently anticipated to be no later than July 31, 2002, but this is subject to a number of conditions including but not limited to:

- Due diligence reviews by both parties to be completed before June 28, 2002; and

- Exchange acceptance and shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Trading on the TSX Venture Exchange of the shares of Epic is expected to remain halted for the time being. A further announcement will be made when trading is expected to resume.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the transaction, any information released or received with respect to the proposed transaction in this matter may not be accurate or complete and should not be relied upon. Trading in the securities of Epic should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

For more information, please contact:

Epic Oil and Gas Ltd.
Michael Hopley, President
Tel: 1-888-943-9414
info@epic-eas.com
www.epic-eas.com

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedule B & C

ISSUER DETAILS

Name of Issuer: Epic Oil and Gas Ltd.

Issuer Address: 204, 5405 12th Avenue Delta, BC V4M 2B2

For Quarter Ended: January 31, 2002

Issuer Telephone Number: (604) 943-9414

Contact Person: Michael J. Hopley

Contact's Position: President

Contact Telephone Number: (604) 943-9414

Date of Report: March 28th 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B&C.

Michael J. Hopley	*"Michael J. Hopley"*	March 28th, 2002
NAME OF DIRECTOR	**(*SIGNATURE*)**	**DATE SIGNED (YY/MM/DD)**
Damien Reynolds	*"Damien Reynolds"*	March 28th, 2002
NAME OF DIRECTOR	**(*SIGNATURE*)**	**DATE SIGNED (YY/MM/DD)**

(Unaudited - Prepared by Management)

Epic Oil And Gas Ltd.
Consolidated Balance Sheets

(Stated in Canadian Dollars)		31-Jan-02 (unaudited)		30-Apr-01 (audited)
Assets				
Current				
Cash	$	206,951	$	11,485
Accounts receivable		39,238		37,729
Prepaid expenses		6,764		1,186
		252,953		50,400
Capital assets		1,924		1,924
Oil and gas properties		1,480,311		1,591,907
	$	1,735,188	$	1,644,231
Liabilities and Shareholders' Equity				
Current				
Accounts payable and accrued liabilities	$	67,268	$	51,642
Due to related parties		6,314		28,395
		73,582		80,037
Long-term				
Convertible debenture		37,545		0
		111,127		80,037
Shareholders' equity				
Share Capital:				
Issued: 21,376,406				
Share Capital		8,713,350		8,477,826
Deficit		-7,089,289		-6,913,632
		1,624,061		1,564,194
	$	1,735,188	$	1,644,231

Approved on behalf of the Board:

"Michael J. Hopley"
Director

"*Damien Reynolds*"
Director

(Unaudited - Prepared by Management)

Epic Oil And Gas Ltd.

Consolidated Statements of Operations and Deficit

(Stated in Canadian Dollars)

		Three Months Ended			Nine Months Ended	
		31-Jan-02	31-Jan-01		31-Jan-02	31-Jan-01
Oil and Gas Revenue	$	115,776	64,898	$	251,829	240,319
Cost of Production		21,259	36,371		69,850	87,930
Depletion		14,576	4,478		40,996	47,478
		35,835	40,849		110,846	135,408
Gross profit		79,941	24,049		140,983	104,911
Expenses						
Professional and consulting fees		28,224	18,132		82,244	53,084
Management fees		34,501	28,612		93,518	56,459
Interest and bank charges		1,993	216		3,099	657
Office		16,974	9,929		73,335	39,543
Public relations		0	4,067		17,000	15,086
Transfer and listing fees		1,760	3,113		13,715	9,613
Travel and promotion		3,238	12,522		8,481	25,697
Rent		4,167	3,477		13,822	11,866
Telephone		2,895	1,597		11,426	5,182
		93,752	81,665		316,640	217,187
Net loss for the period		-13,811	-57,616		-175,657	-112,276
Deficit, beginning of period		7,075,478	6,736,484		6,913,632	6,681,824
Deficit, end of period	$	7,089,289	6,794,100	$	7,089,289	6,794,100
Loss per share	$	0.001	0.003	$	0.009	0.006

(Unaudited - Prepared by Management)

Epic Oil And Gas Ltd.

Consolidated Statement of Cash Flows

(Stated in Canadian Dollars)

		Three Months Ended			Nine Months Ended	
		31-Jan-02	31-Jan-01		31-Jan-02	31-Jan-01
Cash flows from operating activities						
Net loss for the period	$	-13,811	-57,616	$	-175,657	-112,276
Adjustments for						
Amortization and depletion		14,576	4,478		40,996	47,478
		765	-53,138		-134,661	-64,798
Changes in non-cash working capital items						
Accounts receivable		8,207	23,336		-1,508	24,380
Prepaid expenses		-260	267		-5,578	4,605
Accounts payable and accrued liabilities		1,392	9,616		15,627	-13,468
Net cash used in operating activities		10,104	-19,919		-126,120	-49,281
Cash flows from investing activities						
Purchase of capital assets		0	0		0	-751
Proceeds from disposition of interest in oil and gas properties		0	0		190,788	0
Investment in oil and gas properties		-65,856	-4,489		-120,190	-16,806
		-65,856	-4,489		70,598	-17,557
Cash flows from financing activities						
Advances to related parties		0	0		-22,081	-24,097
Proceeds from convertible debenture		0	0		37,545	0
Issue of common shares		9,672	0		235,524	62,488
		9,672	0		250,988	38,391
Increase (Decrease) in cash during the period		-46,080	-24,408		195,466	-28,447
Cash, Beginning of period		253,031	43,393		11,485	47,432
Cash, End of period	$	206,951	18,985	$	206,951	18,985

1 Basis of Presentation

The consolidated interim financial statements included herein, presented in accordance with Canadian generally accepted accounting principles, have been prepared by the Company, without audit, pursuant to the rules and regulations of the British Columbia Securities Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these consolidated interim financial statements be read in conjunction with the financial statements of the Company for the year ended April 30, 2001 and notes thereto included in the Company's annual report. The Company follows the same accounting policies in the preparation of interim reports.

Results of operations for the interim periods are not indicative of annual results.

SCHEDULE B: SUPPLEMENTARY INFORMATION

SECURITIES ISSUED DURING QUARTER ENDED January 31, 2002

On November 15, 2001 96,700 common shares were issued from Treasury subject to section 74(2)(9) of the rules.

OPTIONS GRANTED DURING QUARTER ENDED January 31, 2002

750,000 options were granted to replace options that had expired at a price of $0.11 for a term of five years.

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT January 31, 2002

Class	Par Value	Authorized Number	Number Issued	Issued Value
Common	No Par Value	100,000,000	21,376,406	$2,351,400

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT January 31, 2002

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	75,000	$0.16	Feb 25/02
Options	590,000	$0.15	May 16/05
Options	50,000	$0.15	May 16/02
Options	100,000	$0.10	July 12/05
Options	285,000	$0.10	Mar 13/06
Options	15,000	$0.10	July 23/06
Options	750,000	$0.11	Jan 31/07
Warrants	1,129,000	$0.15	April 16/02

AGGREGATE AMOUNT OF EXPENDITURES MADE TO PARTIES NOT AT ARMS LENGTH FROM THE COMPANY AS AT

January 31, 2002

Name	Amount	Purpose
Michael J. Hopley	$30,000	Management Fees
Curtis A. Hartzler	$ 8,200	Consultant Fees

SHARES IN ESCROW OR SUBJECT TO POOLING

	Number of Shares
Escrowed	109,417
Subject to Pooling	Nil

LIST OF DIRECTORS

Michael J. Hopley
Damien E. Reynolds
Alan B. Bernstein
Robert T. Malcolm, Q.C.
Curtis A. Hartzler

SCHEDULE 'C'
President's Message

During the past few months Epic, through its US Subsidiary Rival Resources Inc., has made important progress towards achieving the company's number one priority – drilling of the shallow natural gas targets in the Bellingham Basin of northwest Washington State. The highly encouraging results from our geotechnical studies completed last fall have enabled us to concentrate our efforts on leasing certain specific target areas within the basin. This focused approach to the leasing has allowed us to significantly increase the company's inventory of leased acres although this has taken longer than anticipated. Because of this the drilling program is expected to start in early summer. Also for this reason warrants issued in our October 2001 financing will be extended until August 1st 2002.

A major milestone was achieved last month when the technical report summarizing all data on the Bellingham Basin was completed by an independent consultant to the company and submitted to our joint-venture partner. This report recommends the drilling of seven shallow gas wells in specific locations in the Bellingham Basin. Currently, drilling equipment is being selected for this program.

As many of you know Epic is taking a multi-faceted approach to its activities in the Bellingham Basin; finding commercial quantities of shallow natural gas is Epic's first priority however the potential of developing coalbed methane production from the vast coalbeds underlying the company's leases is not forgotten. This, together with development of carbon dioxide sequestration technology within these coalbeds remain corporate objectives which we believe have significant potential.

In this regard Epic's US subsidiary has formed an alliance with a strong partner Golder Associates Inc., and made a pre-application proposal to the US Department of Energy (DOE) for grant monies to fund a US$700,000 program to test the concept of carbon dioxide sequestration into the coalbeds underlying our leases. Golder Associates has a long and successful history with the DOE. In addition Epic has recently entered into discussions with two other potential partners for this project.

Due to the company's limited financial resources we are not able to work on all aspects of the company's projects simultaneously. As a result, the company has entered into a contract with Renmark Financial of Montreal to handle the company's investor relations program. Renmark will keep shareholders apprised of the companies activities and enhance the company's visibility with both individual investors and the financial community.

Production from Epic's interest in six oil wells in Scotford-Redwater field in Alberta continue to contribute to the company's operations.

Thank you for your continued support.

On behalf of the Board of Directors

Michael J. Hopley
President, Epic Oil and Gas Ltd.

Subsequent events from Quarter ended January 31, 2002 to-date. 41,000 shares were issued from treasury subject to section 74(2)(9) of the rules at $0.10.

AGGREGATE AMOUNT OF EXPENDITURES MADE TO PARTIES NOT AT ARMS LENGTH FROM THE COMPANY AS AT March 28, 2002

Name	Amount	Purpose
Michael J. Hopley	$13,500	Management Fees